UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42461

SKYLINE BUILDERS GROUP HOLDING LIMITED

(Registrant’s Name)

Office A, 15/F, Tower A, Capital Tower,

No. 38 Wai Yip Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information contained in this report

On November 1, 2026, Skyline Builders Group Holding Limited, a Cayman Islands exempted company with limited liability (the “Company”), entered into a binding term sheet (the “Term Sheet”) with Cove Kaz Capital Group LLC (“CKCG”), a Delaware limited liability company, Kaz Resources LLC, a Delaware limited liability company (“KRLLC”) and an investor (the “Investor”).

The Term Sheet sets forth the terms of CKGC’s proposed pursuit of a direct listing of its Class A common stock on the Nasdaq Stock Market or New York Stock Exchange (the “Direct Listing”), as well as a private placement by the Investor of 4,000,000 shares of Class A common stock or equivalent units at $8.00 per share or unit for an aggregate purchase price of $32 million, and a reorganization of CKCG into a Delaware corporation to be known as “Kaz Resources Inc.”, to be completed prior to the proposed Direct Listing. The Term Sheet also provides for certain amendments to the previously announced convertible loan agreement, dated June 1, 2026 (the “Skyline Loan”), pursuant to which the Company disbursed a $45.0 million loan to CKCG. The amendments provide for maturity 15 business days after termination of the Term Sheet, expand the definition of “Company Units” to address CKCG’s Class A/Class B unit structure, and expand “Conversion Equity” to include Class A common stock following CKCG’s corporate conversion.

The Term Sheet also contemplates that the Company will receive an aggregate of 63,994,955 shares of CKCG Class A common stock through a series of private transactions, including (i) the distribution of CKCG shares held by Kaz Resources in exchange for the redemption of 100% of the Company’s equity in Kaz Resources, and (ii) an issuance by CKCG of shares in exchange for cancellation of all amounts due under the Skyline Loan and termination of the related note. These 63,994,955 shares of Class A common stock will represent approximately 26% of the equity CKCG as of a time immediately prior to the Direct Listing , before giving effect to a contemplated employee stock option plan of up to 10% of CKCG’s fully diluted capitalization. The shares of CKCG received by the Company will be “restricted securities” within the meaning of Rule 144 under the Securities Act of 1933, as amended, and the parties have agreed to register the subsequent distribution by Skyline of these shares to its shareholders on a pro rata basis in the Direct Listing registration statement.

The contemplated transactions remain subject to receipt of requisite regulatory approvals, and the parties have agreed to cooperate in obtaining approvals and preparing necessary transaction documents. The proposed financing described in the Term Sheet also remains subject to its due diligence and definitive documentation conditions. There can be no assurance that the transactions described in the Term Sheet will be completed. The Term Sheet may be terminated by written consent of all parties thereto.

On November 1, 2026, concurrently with the execution of the Term Sheet, the Company and CKCG also entered into a termination agreement (the “Termination Agreement”) to terminate that certain transaction agreement dated April 30, 2026, by and among the Company, CKCG, KRLLC and SKBL Merger Sub Inc. (the “Transaction Agreement”). The Termination Agreement became effective immediately upon its execution. As a result, the Transaction Agreement is of no further force or effect, except for certain provisions that survive its termination in accordance with their terms, and all liability under the Transaction Agreement on the part of any party thereto or any of their respective representatives shall cease. The Termination Agreement also provides for mutual releases and covenants not to sue concerning specified claims relating to the Transaction Agreement and the abandoned transactions, subject to stated exceptions.

The Company also agreed to change its ticker symbol and release the “KAZR” symbol as promptly as possible, and in any event within 15 days following the date of the Term Sheet. Upon effectiveness of that change, CKCG will have the right to reserve the “KAZR” symbol.

The foregoing summaries of the Term Sheet and the Termination Agreement do not purport to be complete and, as to the Termination Agreement, are subject to, and qualified in their entirety by, the Termination Agreement, attached as Exhibit 10.1 to this Report on Form 6-K, which is incorporated herein by reference.

On November 2, 2026, the Company also issued a press release announcing the termination of the Transaction Agreement and certain material provisions of the Term Sheet. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Cautionary Note Regarding Forward Looking Statements

Statements in this report on Form 6-K contains forward-looking statements that are subject to various risks and uncertainties. These forward-looking statements include statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct (for example, as to when or whether the new equity financing or the direct listing will be completed, as these are outside Skyline’s control), and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Termination Agreement dated November 1, 2026
99.1	Press Release dated November 2, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skyline Builders Group Holding Limited

Date: November 2, 2026	By:	/s/ Paul Mann
	Name:	Paul Mann
	Title:	Executive Chairman

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